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                                                                 EXHIBIT (B)(II)


                              AMENDMENT TO BY-LAWS

                                       OF

                       THE ENTERPRISE GROUP OF FUNDS, INC.


         The following paragraph supersedes Section 3.2, Number of Directors; Conduct of Meetings of Board of Directors of the By-Laws of The Enterprise Group of Funds, Inc.:

         The Board of Directors shall consist seven directors, each of whom shall be elected at an annual meeting of the shareholders, to serve until the next succeeding annual meeting and until his successor is elected and qualified, or until his earlier death, resignation or removal. Directors need not be shareholders. A majority of said directors shall constitute a quorum for the transaction of business. Except as otherwise provided in the Bylaws, all resolutions adopted and all business transacted by the Board of Directors shall require the affirmative vote of a majority of the directors present at a meeting at which a quorum is present. The Chairman of the Board or, if there is no Chairman of the Board and if the President is a director, the President shall preside at all meetings of the Board of Directors; provided, however, that each of the Chairman of the Board or the President may delegate his authority to preside at Board of Directors meetings Pursuant to section 4.2 or 4.3, respectively, of the Bylaws. If there is no Chairman of the Board and if the President is not a director, the Board of Directors shall select a director as chairman for each meeting.